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Exhibit 11.1

SOLIGEN TECHNOLOGIES, INC.

Computation of Net Loss Per Share

	Three Months Ended December 31,		Nine Months Ended December 31,
	2000	1999	2000	1999
Weighted average number of shares outstanding	36,446,000	33,984,000	36,406,000	33,205,000
Net loss	$(412,000)	$(218,000)	$(1,110,000)	$(739,000)
Net loss per share—basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)

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SOLIGEN TECHNOLOGIES, INC. Computation of Net Loss Per Share